SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM AND PEQUIVEN ANNOUNCE SIGNATURE OF JOINT VENTURE
AGREEMENT FOR THE JOSE PETROCHEMICAL COMPLEX

São Paulo, Brazil, April 16, 2007 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and second largest Brazilian industrial company owned by the private sector, announces that it signed today with Pequiven, the main petrochemical company in Venezuela, an agreement aiming at the formation of two Joint Ventures to develop and implement in that country what is expected to be the most modern and competitive integrated petrochemical project in the Americas, named Jose Petrochemical Complex. One of the projects includes the construction of an ethane cracker from natural gas with annual capacity of 1.3 million tons of ethylene, 1.1 million tons of polyethylene (PE) and other petrochemical products.

The second project involves the construction of a polypropylene (PP) plant with annual production capacity of 450 thousand tons, previously announced to be constructed in El Tablazo, but now to be developed in the same site as the Jose Complex, with estimated investments of approximately US$ 370 million. Therefore, the Jose Complex will be more integrated increasing its competitiveness by capturing synergies in the implementation and operation, among other factors.

On that day, the project cornerstone was launched. The projects are expected to begin operations in the second half of 2011 for the ethylene and PE production and at the end of 2009 for the PP plant.

Having access to one of the richest oil and natural gas reserves in the world, Venezuela offers differentiated competitiveness for the development of petrochemical projects. According to Saul Ameliach, Pequiven´s CEO, “our understandings with Braskem are proceeding at an accelerated pace and arousing strong interest from plastic converters to join the project”. He added that “our intention through this association is to promote the development of our petrochemical industry, while securing internal supply and strengthening our international presence, as well as generating sustainable jobs and contributing to the region economic growth”.

For Braskem, the Jose Complex represents an important step of its growth with value creation strategy and is also a significant progress in its internationalization process, which started with the opening of distribution branches in Argentina, the United States and Europe. “This project combines world scale production, updated technology and access to raw material in differentiated conditions, leading to more competitive production costs and better profitability to our company”, said José Carlos Grubisich, Braskem´s CEO. “Besides supplying the Venezuelan market, the Jose Complex will provide opportunities to access markets in the Americas and Europe with increased competitiveness so that we can better serve our customers”, Grubisich added.

The creation of the joint ventures is expected to be concluded within the next 90 days, with the approval by the respective Board of Directors of the companies. The corporate model provides that the same shareholding for both companies. Investments for the production of ethylene and PE are expected to reach approximately US$2.5 billion. For the PP plant, investments are expected to be around US$ 370 million. Braskem is analyzing its participation in the vinyl´s chain projects, including caustic soda and PVC.

For further information, please access our IR website at www.braskem.com.br/ir or contact our Investor Relations Team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3443 9178	Phone: (+55 11) 3443 9744	Phone: (+55 11) 3443-9471 1
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	Silvio.nonaka@braskem.com.br

For both projects, Braskem and Pequiven will invest 30% of the total capital needs, in the same proportion, and the remaining 70% will come from project finance, collateralized exclusively by the assets of the projects, with multilateral credit agencies, export credit agencies, development banks and private banks. Consequently, Braskem would spend around US$ 430 million with these two projects within a 4-year period.

Associated to these two projects, Pequiven will also constitute a propane dehydrogenation unit for the production of 465 thousand tons of propylene and PDVSA Gás will build units for the extraction of 1,800 thousand tons/year of ethane. In addition, Pequiven will invest in the local infrastructure, such as in electric energy generation for the complex, which could lead total investments to reach US$ 5 billion in Jose.

The association with Pequiven is one new step for Braskem in its strategic intent of becoming one of the 10 largest petrochemical companies worldwide, in terms of market capitalization. The achievement of this strategic intent became more feasible with the recent acquisition by Braskem, in association with Petrobras, of Ipiranga Group´s petrochemical business, which allows for the future consolidation of the Triunfo Complex, located in the state of Rio Grande do Sul,

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is the second largest Brazilian industrial company owned by the private sector. The company operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.1 million tons of petrochemical and chemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This document contains statements that are forward-looking. This information are not historic facts, but reflect the targets and expectations of Braskem’s management. The terms "anticipate”, “desire”, “expect”, project”, “plan”, “intend” and similar ones are intended to identify statements that necessarily involve known and unknown risks. Braskem assumes no responsibility for transactions or investment decisions taken in reliance of the information in this document.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.